                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                 ---------------

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
         1934 [FEE REQUIRED]

                 For the years ended: December 31, 2003 and 2002
                                      --------------------------

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from ________ to ________

                         Commission file number 0-19725
                                                -------

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              L. Perrigo Company Profit-Sharing and Investment Plan


          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Perrigo Company
                         515 Eastern Avenue
                         Allegan, MI  49010




SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       L. Perrigo Company Profit-Sharing and
                                       Investment Plan
                                       --------------------------------------
                                                (Name of Plan)


Date:  June 25, 2004                   /s/ Douglas R. Schrank
       -------------                   --------------------------------------
                                       Douglas R. Schrank
                                       Executive Vice President and Chief
                                       Financial Officer Principal Accounting
                                       and Financial Officer

                                                        L. PERRIGO COMPANY
                                                        PROFIT-SHARING AND
                                                           INVESTMENT PLAN


                             ===================================================

                                               FINANCIAL STATEMENTS AND SCHEDULE
                                  FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                        L. PERRIGO COMPANY
                                        PROFIT-SHARING AND INVESTMENT PLAN

                                                                  CONTENTS


================================================================================


    INDEPENDENT AUDITORS' REPORT                                           3


    FINANCIAL STATEMENTS
        Statements of Net Assets Available for Benefits -
             December 31, 2003 and 2002                                    4
        Statements of Changes in Net Assets Available for Benefits -
             Years Ended December 31, 2003 and 2002                        5
        Notes to Financial Statements                                   6-10


    SUPPLEMENTAL SCHEDULE
        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)    11
             December 31, 2003

INDEPENDENT AUDITORS' REPORT


Board of Directors
Perrigo Company
Allegan, Michigan

We have audited the accompanying statements of net assets available for benefits of L. Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of L. Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


By: /s/ BDO Seidman, LLP
   ---------------------------
    BDO Seidman, LLP

Grand Rapids, Michigan
May 20, 2004

                                                        L. PERRIGO COMPANY
                                        PROFIT-SHARING AND INVESTMENT PLAN

                           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


================================================================================

December 31,                                                              2003               2002
----------------------------------------------------------------------------------------------------
Investments, at fair value (Note 2):
     Cash                                                       $            -       $      1,637
     Putnam Money Market Fund                                       10,300,761*         9,430,976*
     Mutual funds:
         Van Kampen Growth and Income Fund                          18,680,152*        14,458,936*
         Putnam Vista Fund                                          14,991,112*        10,889,988*
         Dodge & Cox Balanced Fund                                  14,056,722*        10,542,736*
         MSDW Institutional Small Company Growth Class B            11,651,685*         7,246,620*
         Pimco Total Return Institutional                            7,923,630*         7,292,612*
         ABN AMRO/Chicago Growth Fund                                5,754,103            169,197
         Neuberger Berman Genesis Trust                              5,647,039          3,211,023
         Putnam International Equity Fund                            5,579,970          3,749,280
         Harbor Capital Appreciation Fund                            5,267,759                  -
         Calamos Growth Fund                                           246,008                  -
         Harbor International Fund                                     151,332                  -
         Putnam Growth Opportunities Fund                                    -          8,021,994*
     Common collective trust:
         Putnam S & P 500 Fund                                       8,959,049*         7,358,180*
     Perrigo Company common stock                                   10,719,158*         8,100,293*
     Participant loans                                               2,870,036          2,794,427
----------------------------------------------------------------------------------------------------

Total investments                                                  122,798,516         93,267,899
----------------------------------------------------------------------------------------------------

Receivables:
     Participant contributions                                          41,733            111,128
     Employer contributions                                            148,171            169,284
----------------------------------------------------------------------------------------------------

Total receivables                                                      189,904            280,412
----------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                               $  122,988,420       $ 93,548,311
----------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

* Represents 5% or more of net assets available for benefits.

                                                        L. PERRIGO COMPANY
                                        PROFIT-SHARING AND INVESTMENT PLAN

                STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


================================================================================

Year ended December 31,                                                    2003                    2002
----------------------------------------------------------------------------------------------------------
ADDITIONS
     Contributions:
         Participant                                              $   6,904,658           $   6,511,520
         Employer                                                     6,944,982               6,815,653
     Investment income:
         Interest income from cash equivalents and
              participant loans                                         224,447                 281,041
         Net gain (loss) from mutual funds                           18,802,588             (14,106,925)
         Net gain (loss) from common collective trust                 2,086,314              (2,056,006)
         Net gain from Perrigo Company common stock:
              Appreciation                                            2,339,678                 382,836
              Dividends                                                  72,724                       -
----------------------------------------------------------------------------------------------------------

Total additions (decreases)                                          37,375,391              (2,171,881)
----------------------------------------------------------------------------------------------------------

DEDUCTIONS
     Distribution of benefits to participants                         7,921,970               6,617,327
     Administrative fees                                                 13,312                  13,598
----------------------------------------------------------------------------------------------------------

Total deductions                                                      7,935,282               6,630,925
----------------------------------------------------------------------------------------------------------

Net increase (decrease)                                              29,440,109              (8,802,806)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                 93,548,311             102,351,117
----------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                    $ 122,988,420           $  93,548,311
----------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                                                        L. PERRIGO COMPANY
                                        PROFIT-SHARING AND INVESTMENT PLAN

                                             NOTES TO FINANCIAL STATEMENTS


================================================================================


1. PLAN DESCRIPTION      The following description of the L. Perrigo Company
                         Profit-Sharing and Investment Plan (formerly the L.
                         Perrigo Investment Plan and Trust) (Plan) provides only general information. Participants should refer to the plan agreement or plan summary for a more complete description of the Plan's provisions.

                         ECONOMIC GROWTH AND TAX RELIEF ACT

                         The Plan document was amended as of January 1, 2002, to demonstrate good faith compliance with the Economic Growth and Tax Relief Act of 2001 (EGTRAA).

                         GENERAL

                         The Plan is a defined contribution plan in which substantially all employees of L. Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company and Perrigo International, Inc. (Company) are eligible to participate. The minimum term of service for employees to participate in the Plan is four consecutive months of service in which an employee works at least 83 hours in each month. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied. For employees hired after December 31, 2002, the Plan has automatic enrollment. Under this enrollment, 2% of participant's compensation will automatically be deferred into the Plan. The participant has the option to withdraw from the Plan within 45 days after participant eligibility is met, or choose to increase the deferral percentage. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an administrative committee (Committee).

                         CONTRIBUTIONS

                         A participant may contribute to the Plan annually an amount not less than 1% and not more than 50% of his or her compensation, up to the dollar limit set by the federal government (for 2003, limit is $12,000). Participants who are at least 50 years of age by the end of a Plan year, may elect to make an additional "catch up" contribution salary deferral for that Plan year (for 2003, "catch up" limit is

                                                        L. PERRIGO COMPANY
                                        PROFIT-SHARING AND INVESTMENT PLAN

                                             NOTES TO FINANCIAL STATEMENTS


================================================================================


                         $2,000). The Company has agreed to match employee contributions per plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. The minimum term of service for employees to be eligible for employer matching contributions in the Plan is one year. Amounts credited to a participant's investment account relating to participant contributions and employer matching contributions are 100% vested at all times. The Company has the right under the Plan to discontinue such contributions at any time.


                         The Company has agreed to voluntarily contribute such amounts as determined by the board of directors of the Company. The Employer's voluntary contribution is allocated based on the ratio of the participant's eligible compensation to aggregate participants' eligible compensation for the year. Vesting of the Employer's voluntary contribution begins at 33% when two years of service are met and then increases at a rate of 33% for each additional year of service until 100% is reached after four years.

                         Discretionary contributions in the amounts of $4,019,395 and $3,884,036 were made by the Company in 2003 and 2002, respectively.

                         Participants direct the investment of their contributions, the employer matching contribution and the Employer's voluntary contribution into various investment options offered by the Plan. Currently, the Plan offers mutual funds, a common collective trust and the Company's common stock as investment options for plan participants.

                         PARTICIPANT ACCOUNTS

                         Investment income is allocated to the accounts of participants in proportion to their account balance in each fund as of the beginning of the year, reduced by withdrawals or distributions during the year, bears to the aggregate account balances of all participants.

                                                        L. PERRIGO COMPANY
                                        PROFIT-SHARING AND INVESTMENT PLAN

                                             NOTES TO FINANCIAL STATEMENTS


================================================================================


                         PARTICIPANT LOANS

                         Participants may, with the consent of the Committee, borrow an amount not to exceed the lesser of 50% of their account balance or $50,000. The amount must be at least $1,000. The loans are secured by an equivalent amount in the remaining portion of the participant's salary deferral contribution and rollover accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within ten years. Interest rates ranged from 6.0% to 11.5% at December 31, 2003. The loans are repaid ratably through payroll deductions. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

                         WITHDRAWALS

                         A participant may elect to withdraw up to an amount equal to the balance in the participant's elective contribution account on the allocation date coinciding with or immediately preceding the date of withdrawal, provided the Committee determines that: (1) the purpose of the withdrawal is to meet an immediate and heavy financial need of the participant, (2) the amount of the withdrawal does not exceed such financial need, (3) the amount of the withdrawal is not reasonably available from other resources of the participant, and
                         (4) all available plan loans have been taken. A participant may also elect to make a similar withdrawal, provided that participant has reached fifty-nine and one half years of age, even if the participant is still employed.

                         PAYMENT OF BENEFITS

                         Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or annual installments. Participants may also elect to transfer their account balance into another qualified retirement plan.

                                                        L. PERRIGO COMPANY
                                        PROFIT-SHARING AND INVESTMENT PLAN

                                             NOTES TO FINANCIAL STATEMENTS


================================================================================


                         FORFEITURES

                         Forfeited unvested accounts totaled $29,503 and $114,216 at December 31, 2003 and 2002, respectively. Forfeitures are allocated to participant's employer discretionary contribution accounts.

2. SIGNIFICANT           BASIS OF ACCOUNTING
   ACCOUNTING
   POLICIES              The accompanying financial statements have been
                         prepared under the accrual method of accounting.

                         USE OF ESTIMATES

                         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                         INVESTMENT VALUATION AND INCOME RECOGNITION

                         Investments in mutual funds, a common collective trust and Perrigo Company common stock are stated at fair value based on quoted market prices. Participant loans are stated at cost, which approximates fair value. Investment purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis.

                         PAYMENT OF BENEFITS

                         Benefits are recorded when paid.

                                                        L. PERRIGO COMPANY
                                        PROFIT-SHARING AND INVESTMENT PLAN

                                             NOTES TO FINANCIAL STATEMENTS


================================================================================


3. ASSETS IN TRUST       Under the terms of the trust agreement with Putnam
   FUND                  Fiduciary Trust Company (Putnam), the custodian manages
                         the trust fund on behalf of the Plan. Putnam has discretionary investment authority over the investments held in each investment option made available to participants, except for the investments in Perrigo
                         Company common stock.

4. RELATED PARTY         Certain Plan investments throughout the year
   TRANSACTIONS          represented shares of various types of investments that
                         were managed by Putnam. These transactions qualify as party-in-interest. Administrative and investment management fees paid by the Plan to Putnam amounted to $13,312 and $13,598 in 2003 and 2002, respectively.

5. PLAN TERMINATION      Although it has not expressed any intent to do so, the
                         Employer has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, all participants will become fully vested in their accounts.

6. INCOME TAX            The Plan obtained its latest determination letter on
   STATUS                October 3, 2002, in which the Internal Revenue Service
                         stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code
                         (Code). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
                         Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                                 EIN: 38-0920980
                                                                Plan Number: 003

December 31, 2003
--------------------------------------------------------------------------------

                                                                   (c)
                                                       Description of Investment,
                                                       including Shares, Maturity
                            (b)                          Date, Rate of Interest,                           (e)
           Identity of Issuer, Borrower, Lessor        Collateral, Par or Maturity        (d)            Current
(a)                  or Similar Party                             Value                  Cost             Value
--------------------------------------------------------------------------------------------------------------------
 *    Putnam Money Market Fund                                           10,300,761       **        $  10,300,761
      Mutual funds:
           Van Kampen Growth and Income Fund                              1,035,485       **           18,680,152
 *         Putnam Vista Fund                                              1,876,234       **           14,991,112
           Dodge & Cox Balanced Fund                                        192,452       **           14,056,722
           MSDW Institutional Small Company
             Growth Class B                                               1,116,062       **           11,651,685
           Pimco Total Return Institutional                                 739,835       **            7,923,630
           ABN AMRO/Chicago Growth Fund                                     261,907       **            5,754,103
           Neuberger Berman Genesis Trust                                   152,499       **            5,647,039
 *         Putnam International Equity Fund                                 270,086       **            5,579,970
           Harbor Capital Appreciation Fund                                 200,143       **            5,267,759
           Calamos Growth Fund                                                5,494       **              246,008
           Harbor International Fund                                          4,113       **              151,332
      Common collective trust:
 *         Putnam S & P 500 Fund                                            322,500       **            8,959,049
 *    Perrigo Company common stock                                          681,880                    10,719,158
 *    Participant loans                                      (6.0% to 11.5%)              **            2,870,036
--------------------------------------------------------------------------------------------------------------------

*  A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.